Exhibit 99.(III)


                  BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

                ------------------------------------------------

                                 PROXY STATEMENT
                             FOR XXVI ANNUAL MEETING
                                 OF STOCKHOLDERS

                          TO BE HELD ON APRIL 30, 2003

                ------------------------------------------------

      This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Exportaciones, S.A. (hereinafter called the "Bank") in connection with the solicitation by the Board of Directors of the CorporationBank (the "Board") of proxies to be used at the 2003 annual meeting of stockholders (the "Annual Meeting") to be held on April 30, 2003 at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, at 10:00 a.m. (Panamanian time), and at any adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement shall mean the Annual Meeting and any adjournments thereof.

      The Annual Meeting has been called for the following purposes:

      (1) to approve the Bank's audited financial statements for the fiscal year ended December 31, 2002 (See Proposal 1);

      (2) to appoint KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2003 (See Proposal 2);

      (3) to elect four directors (one director to represent the holders of the class B shares, one director to represent the holders of the class E shares and two directors to represent the holders of each of the class A shares, the class B shares and the class E shares, which collectively constitute the holders of all classes of shares of the Bank's common stock) to the Board . The votes of the holders of each of the class B shares and the class E shares will be counted separately as a class for the purposes of electing directors to represent the holders of the class B and class E shares, respectively. The class B director is being elected to fill a vacancy created by the resignation of a director. The class B director will serve a term of two years, which represents the remainder of the term of his predecessor. The class E director and the directors elected by all classes will serve terms of three years. Qualified candidates for the directorships representing the holders of the class B shares will be nominated at the Annual Meeting by the holders of such class B shares. The Board has nominated Will C. Wood as a director to represent the holders of the class E shares and Gonzalo Menendez Duque and Jose Castaneda as directors to represent the holders of all classes of shares of the Bank's common stock (Proposal 3); and

      (4) to transact such other business as may properly come before the Annual Meeting.

      The Board recommends that all stockholders vote FOR each of Proposal 1 and Proposal 2. With respect to Proposal 3, the Board recommends that (i) all holders of the class B shares vote FOR granting proxy holders the discretion to vote, in accordance with their best judgment, for any class B directors as may be nominated at the Annual Meeting, (ii) all holders of the class E shares vote FOR Will C. Wood as a director to represent the holders of the class E shares and (iii) all common stockholders vote FOR Gonzalo Menendez Duque and Jose Castaneda as directors to represent all common stockholders.

      This Proxy Statement is being mailed to stockholders on or about March 27, 2003. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. The presence of a stockholder at the Annual Meeting will not automatically revoke such stockholder's proxy. Stockholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by filing written notice of revocation with the Secretary of the Bank at Calle 50 and Aquilino de la Guardia, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned but has no indication of how the applicable stockholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank's audited financial statements for the fiscal year ended December 31, 2002; (2) FOR Proposal 2 to appoint KPMG Peat Marwick as the Bank's independent auditors for the fiscal year ending December 31, 2003; (3) FOR Proposal 3 to elect one director to represent the holders of the class B shares in the proxy holders' discretion, to elect Will C. Wood as a director to represent the holders of the class E shares, and to elect Gonzalo Menendez Duque and Jose Castaneda as directors to represent the holders of all classes of shares of the Bank's common stock; and (4) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

      The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send proxy material to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed approximately $8,000 plus out-of-pocket expenses.

      The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, the class B shares and the class E shares, with each share entitling its owner to one vote per share at meetings of the stockholders of the Bank, except with respect to the election of directors. For the election of directors, the votes of the holders of each class of shares of the Bank's common stock will be counted separately as a class to elect the director(s) that represent such class. The holders of each class of common stock have cumulative voting rights with respect to the election of directors. The close of business on March 24, 2003 has been fixed by the Board as the record date for determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. As of February 28, 2003 2002, there were an aggregate of 17,343,192.79 shares of all classes of the Bank's common stock issued and outstanding. Set forth below are the number of shares of each class of the Bank's common stock issued and outstanding as of February 28, 2003:

--------------------------------------------------------------------------------
                                                          Number of Shares
                                                         outstanding as of
   Classes of Shares of                                  February 28, 2003
       Common Stock
--------------------------------------------------------------------------------
             A                                              4,911,185.16
--------------------------------------------------------------------------------
             B                                              3,446,818.63
--------------------------------------------------------------------------------
             E                                              8,985,189.00
--------------------------------------------------------------------------------
           TOTAL                                           17,343,192.79
--------------------------------------------------------------------------------

      To the knowledge of the directors and officers of the Bank, at February 28, 2003, Brandes Investment, which owned approximately 6.0% of the Bank's total issued and outstanding shares of common stock, was the only shareholder that owned 5% or more of the Bank's total issued and outstanding shares of common stock.

      The presence, in person or by proxy, of the holders of at least one half (1/2) of the total issued and outstanding shares of all classes of the Bank's common stock, plus one additional share of the Bank's common stock, is necessary to constitute a quorum at the Annual Meeting. The presence, in person or by proxy, of the holders of at least one half (1/2) of the issued and outstanding shares of each class of the Bank's common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purposes of electing such directors. If a quorum is not present at the meeting scheduled to be held on April 30, 2003 at 10:00 a.m. (Panamanian time) at the Panama Marriott Hotel, 52nd & Ricardo Arias Streets, Panama City, Republic of Panama, then a second meeting will be held at 10:00 a.m. (Panamanian time) on Thursday, May 1, 2003 at the same location, with the stockholders present (in person or by proxy) at such second meeting. At this second meeting, a quorum will be constituted by the stockholders present (in person or by proxy) at such meeting; and for purposes of electing directors, a quorum at this second meeting will be constituted by the stockholders of each separate class of shares present (in person or by proxy) at such meeting.

      A copy of the Bank's Annual Report (which includes the audited financial statements of the Bank for the fiscal year ended December 31, 2002) accompanies this Proxy Statement.

                             APPROVAL OF THE BANK'S
                          AUDITED FINANCIAL STATEMENTS
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                  (PROPOSAL 1)

      The Bank's audited financial statements for the fiscal year ended December 31, 2002, which accompany this Proxy Statement, were prepared by the Bank in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP") and were audited by the Bank's independent auditors, KPMG Peat Marwick, in accordance with U.S. Generally Accepted Auditing Standards ("U.S. GAAS"). At the Annual Meeting, the stockholders will vote to approve the Bank's annual audited financial statements; however, the audited financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank's stockholders, appropriate executive officers of the Bank will be available to respond to questions that may be posed by stockholders of the Bank attending the Annual Meeting regarding the Bank's financial results.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE BANK'S AUDITED FINANCIAL STATEMENTS FOR THE FISCAL
                         YEAR ENDED DECEMBER 31, 2002.

                       APPOINTMENT OF INDEPENDENT AUDITORS

                                  (PROPOSAL 2)

      The Board recommends that the stockholders appoint KPMG Peat Marwick as independent auditors for the Bank for the fiscal year ending December 31, 2003. The Bank has been advised by KPMG Peat Marwick that neither that firm nor any of its associates has any relationship with the Bank or its subsidiaries other than the relationship that typically exists between independent auditors and their clients. KPMG Peat Marwick will have representatives present at the Annual Meeting who will have an opportunity to make a statement if they so desire and who will be available to respond to questions that may be posed by stockholders of the Bank attending the Annual Meeting.

         THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
       THE APPOINTMENT OF KPMG PEAT MARWICK AS INDEPENDENT AUDITORS OF THE
               BANK FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003.

                              ELECTION OF DIRECTORS

                                  (PROPOSAL 3)

      The Board consists of ten directors in accordance with the Bank's Articles of Incorporation, but there are currently nine directors in office, as the position of one director who resigned in 2002 has remained vacant. Members of the Board are elected at annual meetings of stockholders of the Bank and each director serves a term of three years. The terms of office of the directors are staggered in order to provide for continuity on the Board. In the elections of members of the Board representing a class of shares of the Bank's common stock, the votes of the holders of such class of shares are counted separately as a class. The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class.

      At the Annual Meeting, common stockholders will be asked to elect four directors (one director to represent the holders of the class B shares, one director to represent the holders of the class E shares and two directors to represent the holders of all classes of shares of the Bank's common stock) to the Board. The votes of the holders of each of the class B shares and the class E shares will be counted separately as a class for the purposes of electing directors to represent the holders of the class B and class E shares, respectively. The class B director is being elected to fill a vacancy created by the resignation of a director. The class B director will serve a term of two years, which represents the remainder of the term of his predecessor. The class E director and the directors elected by all classes will serve terms of three years. Qualified candidates for the directorships representing the holders of the class B shares will be nominated at the Annual Meeting by the holders of such class B shares. The Board has nominated Will C. Wood as a director to represent the holders of the class E shares and Gonzalo Menendez Duque and Jose Castaneda as directors to represent the holders of all classes of shares of the Bank's common stock. Messrs. Wood, Menendez Duque and Castaneda currently serve as directors representing these classes and their terms expire at the Annual Meeting.

      Members of the Board believe that Will C. Wood will stand for re-election and will serve if re-elected as a class E director, for a term of three years or until a qualified successor is elected. However, if Mr. Wood fails to stand for re-election or will be unable to accept re-election, the proxies will be voted for the election of such other person as the Board may recommend.

      Members of the Board believe that Gonzalo Menendez Duque and Jose Castaneda will stand for re-election and will serve if re-elected as directors representing all classes of common stock, for a term of three years or until their qualified successors are elected. However, if either Mr. Menendez Duque or Mr. Castaneda fails to stand for re-election or will be unable to accept re-election, the proxies will be voted for the election of such other person as the Board may recommend.

Director Nominated for Re-Election to Represent Class E Shares

      Will C. Wood, currently a director, has served as the founding principal of Kentwood Associates of Menlo Park, California since 1993. Mr. Wood was employed by Wells Fargo in the International Banking Group and served as an Executive Vice President from 1986 to 1989. While at Wells Fargo, he was a director of the Bankers' Association for Foreign Trade and PEFCO, a privately owned export finance company. Mr. Wood was employed by Crocker Bank and served as Executive Vice President in charge of the International Division and Manager of the Latin America Area from 1975 to 1986. He worked for Citibank in La Paz, Bolivia, Lima, Peru, Rio de Janeiro and Sao Paulo, Brazil and began his career with Citibank's Overseas Division in 1964 in New York.

Directors Nominated for Re-Election to Represent All Classes

      Gonzalo Menendez Duque is currently a director and Chairman of the Board of the Bank. Mr. Menendez Duque has served as a director of Banco de Chile since 2001. He has also served as a director of several companies related to Grupo Luksic, including: Banedwards Compania de Seguros de Vida, Banchile Corredores de Bolsa, Cia. Nacional de Telefonos, Telefonica del Sur and Telefonica de Coyhaique since 2000, Grupo Minero Antofagasta Minerals since 1997, Holdings Quinenco, Minera Michilla, Fundaciones A. Luksic and P. Baburizza since 1996, and Antofagasta Plc, England since 1985. Mr. Menendez Duque was a director of Banco Edwards from 1999 to 2001, Banco Santiago from 1993 to 1999 and Grupo Financiero OHCH from 1996 to 1999. He was also the Chief Executive Officer of the following companies: Empresas Lucchetti, S.A. from 1994 to 1998, Banco O'Higgins from 1985 to 1992 and Antofagasta Group from 1980 to 1985.

      Jose Castaneda, currently a director, has been Chief Executive Officer of the Bank since November 1989. Prior to that time, Mr. Castaneda was Manager of the New York Agency of Banco Rio de la Plata from July 1987 to September 1989. Prior to that time, Mr. Castaneda worked for Citibank, N.A. and Crocker Bank in various capacities from 1968 to 1987.

    THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CLASS E SHARES VOTE FOR THE RE-ELECTION OF WILL C. WOOD AS A CLASS E DIRECTOR OF THE BANK AND THAT ALL HOLDERS OF COMMON STOCK VOTE FOR THE RE-ELECTION OF
     GONZALO MENENDEZ DUQUE AND JOSE CASTANEDA AS DIRECTORS REPRESENTING ALL
                        COMMON STOCKHOLDERS OF THE BANK.

                    INFORMATION AS TO DIRECTORS, DIGNATARIOS,
                     ADVISORY COUNCIL AND EXECUTIVE OFFICERS

Information as to Continuing Directors

      The following table sets forth certain information concerning the directors whose terms do not expire in 2003 and who will continue to serve as directors following the Annual Meeting, including information with respect to each person's current position with the Bank and other institutions, country of citizenship and the year that each director's term expires.

                                                                      Position Held
                                                  Country of            With the                 Term
Name                                              Citizenship              Bank                Expires
CLASS A

Rubens Amaral...............................         Brazil               Director                2004
Managing Director and General Manager,
Banco do Brasil - New York

Guillermo Guemez Garcia ....................         Mexico               Director                2005
Deputy Governor,
Banco de Mexico

Santiago Perdomo Maldonado(1)..............         Colombia              Director                2005
President,
Red Multibanca Colpatria

CLASS B
Ernesto A. Bruggia..........................       Argentina              Director                2005
General Manager,
Banco de la Provincia de Buenos Aires

CLASS E

Mario Covo .................................         U.S.A.               Director                2005
Chief Executive Officer,
Finaccess International Inc.

Sebastiao G. Toledo Cunha...................        Brazil                Director                2004
Managing Director, International Area,
Banco Santos S. A. - New York

(1) Mr. Santiago Perdomo Maldonado was elected as a director on March 26, 2003 by the Board, following a meeting of the Class A shareholders on March 17, 2003, to complete the term of Mr. Miguel Gomez Martinez, who resigned effective December 2, 2002.

Information as to Dignatarios

      The following table sets forth the names and countries of citizenship of the Bank's dignatarios, their current office or position with other institutions and their current office or position with the Bank. Dignatarios are elected annually by the members of the Board. Dignatarios attend meetings of the

Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they are also directors of the Bank).

                                   Country of      Position held by Dignatario
Name                              Citizenship             with the Bank
----                              -----------             -------------
Gonzalo Menendez Duque......       Chile              Chairman of the Board
Director,
Banco de Chile

Ricardo Manuel Arango ......       Panama             Secretary
Partner,
Arias, Fabrega & Fabrega

Guillermo Guemez Garcia.....        Mexico             Treasurer
Deputy Governor,
Banco de Mexico

Jose Castaneda .............        Peru              Chief Executive Officer
Chief Executive Officer,
BLADEX

Meetings of the Board of Directors and Committees

      The Board conducts its business through meetings of the Board and through activities of its Committees. During the fiscal year ended December 31, 2002, the Board held eleven meetings.On average, directors attended approximately 91% of the total number of Board meetings held during the fiscal year ended December 31, 2002.

      During the fiscal year ended December 31, 2002, certain directors and dignatarios served on the following five committees established by the Board:

                                                 Number of      Total number of
                       Committee                  members        meetings held
--------------------------------------------------------------------------------
Audit Committee                                      4                 6
--------------------------------------------------------------------------------
Credit Policy and Risk Assessment Committee          5                 6
--------------------------------------------------------------------------------
Technology Committee *                               3                 4
--------------------------------------------------------------------------------
Finance Committee **                                 2                 0
--------------------------------------------------------------------------------
Nominating and Compensation Committee***             3                 4
--------------------------------------------------------------------------------

* The Technology Committee is no longer a committee of the Board as of October 18, 2002.

**    The Finance Committee was established on October 18, 2002.

***   Formerly the Personnel Committee.

Audit Committee

      The members of the Audit Committee are Will C. Wood (Chairman of the Committee), Mario Covo, Gonzalo Menendez Duque and Sebastiao G. Toledo Cunha.

      The Audit Committee, in fulfillment of its oversight obligations and in accordance with the regulations of the Superintendence of Banks of Panama, met six times during the fiscal year 2002.

      At its meeting in February 2003, the Audit Committee reviewed and recommended to the Board that the audited consolidated financial statements of the Bank for the year ended December 31, 2002 be included in the Bank's Annual Report.

      At its meeting in March 2003, the Audit Committee recommended to the Board that it retain KPMG Peat Marwick Panama as its external independent auditors for the year 2003. The aggregate amounts of fees paid by the to its independent auditors in connection with external audit and non-audit services for the fiscal year ended December 31, 2002 were approximately $209,390 and $57,079, respectively.

      At its meeting in October 2002, the Audit Committee reviewed and amended its charter in response to certain requirements of the Sarbanes-Oxley Act of 2002 (enacted in July 2002) and of the Superintendence of Banks of Panama, and to update its main oversight responsibilities which, among others, are as follows:

o Recommend the selection and appointment of the independent auditors to the Board, review the scope and plan of the independent audit, approve the type of services (including non-audit services) to be rendered by the independent auditors and the fees to be paid, and monitor the independence of the external auditors.

o Review the accounting policies used in the preparation of the Banks's consolidated financial statements, the quality of the accounting principles used and any significant accounting developments and issues and possible impact of any substantial changes.

o Review, together with management and the independent auditors, the Bank's interim consolidated financial statements, the annual consolidated financial statements, the Annual Report on Form 20-F and any other financial information which is to be released to the public.

o Review, together with management, the adequacy of the Bank's system of internal controls to ensure the integrity of financial reporting, safeguarding of assets and compliance with laws and regulations.

o Review with management the adequacy and appropriateness of management's procedures, practices and processes to reasonably ensure adherence to policies and limits relating to the assumption of risks, and to ensure that the risks assumed by the Bank are appropriately reflected in its books and records.

o     Review the Bank's compliance with its Code of Ethical Conduct.

o Review and evaluate the adequacy of the work performed by the Bank's Comptroller, Chief Auditor and Compliance Officer.

Credit Policy and Risk Assessment Committee

      The members of the Board who comprise the Credit Policy and Risk Assessment Committee are Guillermo Guemez Garcia (Chairman of the Committee), Gonzalo Menendez Duque, Ernesto A. Bruggia, Sebastiao G. Toledo and Will C. Wood.

      The Credit Policy and Risk Assessment Committee is a permanent supervisory committee responsible for reviewing, approving, and recommending to the Board policies and procedures related to the management of the Bank's credit portfolio. It also evaluates the impact of these policies and procedures on the quality and profile of the Bank's credit assets and the risk levels which the Bank is willing to assume. The Committee carries out its duties by way of periodic reports, which it receives from management, and by way of its interaction with risk management personnel and other members of the Bank's management team. In carrying out its duties, the Committee applies materiality and reasonableness criteria.

      The Committee's responsibilities include the review and submission to the Board for final approval of country limits and limits exceeding delegated authority, policies regarding asset quality and trends and any changes in credit policies.

      The Committee meets at least four times annually, meeting with the head of risk management and other members of the management team as it may require, deciding on action plans or corrective actions, which it may recommend to management, and recommending and proposing such measures or additional changes which it may consider advisable to the Board for ratification.

Nominating and Compensation Committee

      The Bank's Nominating and Compensation Committee, which held four meetings in 2002, is comprised of the following non-employee directors: Rubens Amaral (Chairman of the Committee), Ernesto A. Bruggia and Guillermo Guemez Garcia.

      The Nominating and Compensation Committee assists the Board in choosing qualified individuals to serve as nominees for membership on the Board by identifying and recommending candidates who will run for election at each annual meeting of the Bank's stockholders. Other functions of the Nominating and Compensation Committee include the following: recommending compensation for Board members, reviewing the compensation structure for senior management, approving broad based and special compensation plans, including equity-based plans, overseeing the administration of the Bank's compensation plans, setting policies for employee benefit programs and plans, making recommendations to the Board concerning candidates for senior management positions, including executive positions, and counseling the Board on succession planning for senior management.

Finance Committee

      The members of the Board who comprise the Finance Committee are Mario Covo (Chairman of the Committee) and Rubens Amaral. The Finance Committee was established by the Board on October 18, 2002.

      The Finance Committee is a permanent supervisory committee responsible for reviewing, approving and recommending to the Board policies and procedures related to the management of the Bank's liabilities, liquidity position and derivatives activity, including the levels of risk the Bank will assume with respect to these items. It also reviews the cost of funds and future funding strategies. With respect to liquidity management, the Committee reviews such items as the investment of the Bank's liquid assets, the Bank's cash flows and the mismatch between assets and liabilities. In carrying out its duties, the Finance Committee applies materiality and reasonableness criteria.

      In connection with its supervisory role, the Finance Committee reviews and submits the following items to the Board for approval: liquidity positions and interest-rate gaps, investment policies for the Bank's liquid assets, derivative positions and any changes in treasury policies.

      The newly formed Finance Committee will meet at least four times annually. Members of the Finance Committee also meet periodically with the Treasurer and other members of the Bank's management team to discuss action plans and/or corrective measures with respect to financial matters.

Advisory Council

      The Advisory Council was created by the Board in April 2000 pursuant to the powers granted to the Board under the Bank's Articles of Incorporation. Each member of the Advisory Council receives $5,000 for each Advisory Council meeting attended. The aggregate amount of fees paid by the Bank during the fiscal year ended December 31, 2002 for services rendered by the Advisory Council during 2002 was approximately $55,000. The duties of Advisory Council members consist primarily of providing advice to the Board with respect to the business of the Bank in their areas of expertise. During the fiscal year ended December 31, 2002, the Advisory Council met twice.

      The following table sets forth the names of the members of the Advisory Council of the Bank and certain other information.

Name                                        Position                                   Country of Citizenship
----                                        --------                                   ----------------------
Luis Pagani...........................      President                                  Argentina
                                            Arcor S. A. I. C.

Roberto Teixeira da Costa.............      Vice Chairman of the Board                 Brazil
                                            Sul America, S.A.

Nicanor Restrepo Santamaria...........      President                                  Colombia
                                            Cia. Suramericana de Seguros, S. A.

Carlos Martabit.......................      General Manager, Finance Division          Chile
                                            Banco del Estado de Chile

Eugenio Clariond......................      Chief Executive Officer                    Mexico
                                            Grupo Imsa, S. A. de C. V.

Alberto Motta, Jr.....................      Vice President                             Panama
                                            Inversiones Bahia Ltd.

Alfredo Riviere.......................      President                                  Venezuela
                                            Sural, C. A.

Executive Officers

      Set forth below are the executive officers of the Bank.

Name                                    Position                                       Country of Citizenship
----                                    --------                                       ----------------------
Jose Castaneda....................      Chief Executive Officer                        Peru

Jaime Rivera......................      Chief Operating Officer                        Guatemala

Miguel Moreno.....................      Senior Vice President - Comptroller            Colombia

Christopher E. D. Hesketh.........      Senior Vice President,                         Barbados
                                        Treasury

Haydee A. de Cano.................      Senior Vice President,                         Panama
                                        Administration and Human Resources

Carlos Yap S......................      Senior Vice President,                         Panama
                                        Finance

Miguel A. Kerbes..................      Senior Vice President,                         Uruguay
                                        Risk Management

Joaquin Uribe.....................      Senior Vice President,                         Colombia
                                        Processes, Technology and Operations

      Jose Castaneda has served as Chief Executive Officer of the Bank since November 1989. He was employed by Banco Rio de la Plata, New York, as Manager and Agent from July 1987 to September 1989. Mr. Castaneda was employed by Citibank, N.A., Argentina, as Vice President/Head of the Financial Institutions Group from 1984 to 1987 and by Banco de Credito del Peru, New York as General Manager from 1982 to 1984. He also served as Vice President for Crocker National Bank, San Francisco, CA, from 1979 to 1982 and was employed by Citibank, N.A., Lima, Peru, as Manager - Government and Financial Institutions Group from 1968 to 1979.

      Jaime Rivera has served as the Chief Operating Officer of the Bank since March 2002. Previously, Mr. Rivera was employed by the Bank of America in various capacities since 1978, including: Managing Director of the Latin America Financial Institutions Group in Miami and at the Latin America Corporate Finance team in New York, as General Manager in Brazil, Argentina and Uruguay, as Credit and Marketing Manager in Chile and as Manager of Latin America Information Systems in Venezuela. Mr. Rivera has also held Board positions with the Council of the Americas, the Florida International Bankers' Association and the Latin American Agribusiness Development Corporation.

      Miguel Moreno has served as Senior Vice President, Comptroller of the Bank since September 2001. He was a partner and Information Technology Consulting Manager for PriceWaterhouse, Bogota, Colombia from 1988 to 2001 and served as Vice President of Information Technology and Operations for Banco de Credito, Bogota, Colombia from 1987 to 1988. Mr. Moreno served as Chief Executive Officer, TM Ingenieria, Bogota, Colombia, from 1983 to 1987 and as Chief Executive Officer, ICDS Ltd., Bogota, Colombia, from 1982 to 1987. He was the Head of the Industrial Engineering Department, Los Andes University, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Organization and Systems Office and Planning Consulting, Colombia from 1977 to 1981 and worked for the Finance and Public Credit Ministry of Colombia, as Advisor to the Minister from 1976 to 1977.

      Christopher E. D. Hesketh has served as Senior Vice President, Treasury of the Bank since September 1989. He was employed by Yamaichi International America, Inc. as Vice President, Corporate Finance Department, in New York from 1986 to 1989. Mr. Hesketh was previously employed by Manufacturers Hanover Overseas Corporation, New York, in various capacities since 1980, including; Regional Credit Manager, New York from 1985 to 1986, Credit Director, Madrid, Spain from 1982 to 1985, and Assistant Credit Manager of Manufacturers Hanover Leasing Corporation, New York from 1980 to 1982. He was employed by Barclays Bank International in various capacities from 1974 to 1980 in Spain and London.

      Haydee A. de Cano has served as Senior Vice President, Administration and Human Resources, of the Bank since 2001. Ms. de Cano previously served as Vice President, Administration, of the Bank from 1992 to 2001 and as Vice President of Human Resources, Organization and Methods from 1980 to 1992. Prior to her employment by the BankCorporationBank, she held industrial engineer positions at the Autoridad del Canal de Panama, Reed Management Consulting Group, Aseguradora Mundial and Cerveceria Nacional from 1974 to 1979.

      Carlos Yap S. has served as Senior Vice President, Finance, of the Bank since July 2002. Mr. Yap previously served as Vice President, Finance, of the Bank from 1993 to 2002. Prior to this position, Mr. Yap worked for the Bank in the departments of Institutional Planning, Treasury, Correspondent International Banking and Capital Markets from 1980 to 1993. Prior to his employment by the Bank, Mr. Yap worked for Banco Nacional de Panama in its Credit Department from 1979 to 1980, Azucarera Nacional, S.A. and the Panama Canal Company from 1977 to 1979.

      Miguel Kerbes has served as Senior Vice President, Risk Management, of the Bank since July 2002. Mr. Kerbes previously served as Vice President, Risk Management, of the Bank from 2000 to 2002. He was the Assistant Credit Director for the Southern Cone Area of Banco Santander - Chile from 1995 to 2000. Mr. Kerbes also served as the Head of Credit Division at Banco Boston Chile from 1992 to 1995 and was employed by ING Bank in various capacities from 1982 to 1992.

      Joaquin Uribe has served as Senior Vice President, Processes, Technology and Operations of the Bank since July 2002. Mr. Uribe previously served as Vice President, Processes, Technology and Operations of the Bank since September 2001. He was previously employed by Citibank Colombia in various capacities from 1997 to 2001, including: Senior Country Operations Officer - Corporate and Consumer Banking from 2000 to 2001, Country Operations Officer - Consumer Banking from 1998 to 2000, and V.P. - Head of Technology - Consumer Banking from 1997 to 1998. Mr. Uribe was employed by UNISYS Corporation, Colombia from 1987 to 1997 and held the position of Information Services Manager for System Integration and Project Quality Office. Mr. Uribe also served as the Director of the Data Processing Center and Professor of the Colombian School of Engineering from 1981 to 1987.

Transactions with and Remuneration of Executive Officers and Directors

      The aggregate amount of compensation paid by the Bank during the year ended December 31, 2002 to the executive officers identified above as a group for services in all capacities, including compensation paid pursuant to the Bank's bonus plan, was approximately $1,144,768. During 2002, no performance-based bonuses were paid to the Bank's executive officers and senior management. Pursuant to a retention program, the Bank has agreed to pay approximately $600,000 to a group of senior management if they continue in their respective positions with the Bank until March 31, 2003.

      On April 28, 2000, the Board approved a compensation plan for non-employee directors (the "Compensation Plan") under which such non-employee directors are eligible to receive compensation both in the form of cash and in the form of stock options to purchase class E shares. With respect to the cash component of compensation, each non-employee director is eligible to receive an annual amount of up to $20,000 for his services as a director and an additional amount of $2,500 for each meeting of the Board attended. In addition, beginning in February 2003, each non-employee director that is a member of the Audit Committee is eligible to receive an additional amount of $1,500 for each meeting of the Audit Committee attended that is conducted via conference call. With respect to the stock option component of compensation, each non-employee director is eligible to receive options to purchase class E shares under a stock option plan authorized by the Board on April 28, 2000 (the "Board Plan"), as more fully described below. The Chairman of the Board is eligible to receive an additional fifty percent (50%) of the compensation that other directors are eligible to receive under the Compensation Plan with respect to the cash component and the stock option component of compensation.

      Pursuant to the Board Plan, each year the Board may grant options to each non-employee director to purchase class E shares of the Bank. The aggregate number of shares that may be issued upon exercise of options under the Board Plan is 50,000 class E shares. If options are granted under the Board Plan in any calendar year, the Chairman of the Board will receive an option to purchase shares which have an aggregate value of $15,000 on the date of grant and each other director will receive an option to purchase shares which have an aggregate value of $10,000 on the date of grant. The exercise price for all options under the Board Plan will be equal to the fair market value of a class E share on the date of grant. Directors will fully vest in their options on the one-year anniversary of the date of grant and such options may be exercised at any time thereafter, up to the fifth anniversary of the date of grant. All directors must pay the exercise price in cash, except that the Board may determine, in its discretion, to allow payment of the exercise price in class E shares. Except in the case of death or disability, all unvested options of a grantee will be forfeited upon the termination of such grantee's services as a director of the Bank.

      The aggregate amount of compensation in cash paid by the Bank during the year ended December 31, 2002 to the directors of the Bank as a group for their services as directors was approximately $465,938. As of February 28, 2003, stock options with respect to 2,584 class E shares had been granted by the Board under the Board Plan at an exercise price of $32.88 per class E share. All of these stock options were granted by the Board on February 6, 2001. As of the date hereof, none of the stock options granted by the Board under the Board Plan have been exercised. In accordance with the Board Plan, options on 304 class E shares were forfeited during 2001 (and may be reissued) as a result of the expiration of the term of a director.

      On October 13, 1995, the Board adopted a stock option plan (the "1995 Stock Option Plan") authorizing the Bank to grant to eligible executive officers and employees stock options on up to 300,000 class E shares. The 1995 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the class E shares on the date of the grant of the option.

      On October 1, 1999, the Board adopted another stock option plan (the "1999 Stock Option Plan") authorizing the CorporationBank to grant to eligible executive officers and employees stock options on up to 350,000 class E shares. The 1999 Stock Option Plan provides that options may be granted at an exercise price equal to the fair market value of the class E shares on the date of the grant of the option. Participants in the 1999 Stock Option Plan who remain employed will become fully vested in their options four years from the date of grant. Options granted under the 1999 Stock Option Plan remain outstanding for a period of 10 years unless sooner forfeited.

      The following table sets forth information regarding the stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan since the inception of these plans. Each exercise price listed below is equal to the fair market value of the class E shares on the dates on which the options related thereto were granted under the plans.

--------------------------------------------------------------------------------
                                    Number of
Date of Grant                        Shares            Exercise Price
--------------------------------------------------------------------------------
October 13, 1995                     90,000                $41.56
--------------------------------------------------------------------------------
January 31, 1997                     70,000                51.19
--------------------------------------------------------------------------------
February 6, 1998                     70,000                42.56
--------------------------------------------------------------------------------
February 4, 1999                     70,000                23.03
--------------------------------------------------------------------------------
February 4, 2000                     70,000                23.16
--------------------------------------------------------------------------------
February 6, 2001                     70,000                32.88
--------------------------------------------------------------------------------

      As of the date of this Proxy Statement, 62,766 class E shares have been purchased through the exercise of stock options granted under the 1995 Stock Option Plan and the 1999 Stock Option Plan.

      In 1999, the Board approved the adoption of two employee stock programs. These programs were implemented in the year 2001 and have the following terms:

      (1) Deferred Equity Unit Plan (the "DEU Plan"): Employees who participate in the Bank's stock purchase plan and make elections thereunder to receive up to 25% of their annual bonuses in class E shares of the Bank (the "Bonus Shares") automatically participate in the DEU Plan. Under the DEU Plan, the Bank grants to the employee one deferred equity unit for every two Bonus Shares purchased under the stock purchase plan. Each deferred equity unit represents the right to receive one class E share of the Bank (or the economic equivalent thereof.) A participating employee will vest in the deferred equity units credited to him or her if the participant (i) remains employed by the Bank through the applicable vesting period and (ii) allows the Bonus Shares to be held in the Bank's custody (or under alternative arrangements) through the vesting period. The vesting period is generally three years from the date of purchase as to 50% of the deferred equity units and five years from the date of purchase as to the remaining 50% of the deferred equity units. In certain circumstances, participants will have the opportunity to continue to vest in deferred equity units after termination of employment. Payments in respect of deferred equity units are made after vesting. Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of the class E shares) if and after the underlying deferred equity units vest.

      (2) Deferred Compensation Plan (the "DC Plan"): The DC Plan has two separate features. Under the first component of the DC Plan, the Bank may grant to each eligible employee a number of deferred equity units equal to the product of (x) an amount equal to a percentage, not to exceed 3%, of the employee's compensation, divided by (y) the fair market value of a class E share of stock of the Bank. Each deferred equity unit represents the right to receive a class E share (or the economic equivalent thereof). Employees will vest in the deferred equity units after three years of service (which includes past service with the Bank). Subject to certain acceleration events, distributions will be made in respect of deferred equity units on the later of (i) the date the vested deferred equity units are credited to an employee's account and (ii) 10 years after the employee is first credited with deferred equity units under the DC Plan. Participating employees will receive dividend equivalents with respect to their vested deferred equity units and will receive additional deferred payments (which will vary depending on the performance of class E shares) if and after the underlying deferred equity units vest. The second component of the DC Plan allows employees who are not citizens or residents of the United States to defer a percentage of their compensation, and receive a discretionary, matching cash contribution. In no event shall the value of (i) the discretionary, matching cash contribution made on behalf of an employee and (ii) the grant of deferred equity units made to such employee exceed 6% of the employee's annual compensation.

      As of the date hereof, an aggregate number of 122 and 9,114 deferred equity units, representing the right to acquire the same number of class E shares or the economic equivalent thereof, have been granted to eligible employees of the Bank under the DEU Plan and the DC Plan, respectively. As of the date hereof, no deferred equity units granted under the DEU Plan or the DC Plan have vested.

      Certain directors of the Bank are executive officers of banks and/or other financial institutions located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other financial institutions own shares of the CorporationBank's common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of such loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. Directors affiliated with financial institutions entering into such loan transactions do not participate in any Board deliberations regarding their affiliated financial institutions nor do such directors vote on the Bank's lending limits applicable to the countries in which such financial institutions are located.

                  STOCKHOLDER PROPOSALS FOR 2004 ANNUAL MEETING

      Any proposals that a stockholder wishes to have included in the Bank's proxy statement for the 2004 Annual Meeting of Stockholders, including, without limitation, any nomination of a director who such stockholder is entitled to elect, must be received by the Secretary of the Bank at the executive offices of the Bank at Calle 50 and Aquilino de la Guardia Street, P.O. Box 6-1497 El Dorado, Panama City, Republic of Panama, no later than January 15, 2004. In the event such a proposal includes a nomination for a directorship, it must include material background information relating to such nominee.

                                  OTHER MATTERS

      If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

                                              By Order of the Board of Directors

                                              /s/ Ricardo Manuel Arango
                                              ----------------------------------

                                              Ricardo Manuel Arango
                                              Secretary

March 27, 2003